UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interleukin Genetics Inc.
File No. 5-53249 - CF#22659

Pyxis Innovations Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.16 to a Schedule 13D filed on September 18, 2008.

Based on representations by Pyxis Innovations Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 99.16	through November 13, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions